                                                                    EXHIBIT 99.7

                            FORM OF LETTER TO BROKERS

                           GUNTHER INTERNATIONAL, LTD.
                               One Winnenden Road
                           Norwich, Connecticut 06360
                                 August __, 2001


To: Securities Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

      This letter is being distributed to securities brokers, dealers, commercial banks, trust companies, and other nominees in connection with the offering by Gunther International, Ltd. (the "Company") of an aggregate of 16,000,000 shares of the Company's common stock, par value $.001 per share ("Common Stock"), at a subscription price of $.50 per share of Common Stock (the "Subscription Price"), pursuant to the exercise of non-transferable subscription rights initially distributed on August __, 2001 ("Subscription Rights"), to all holders of record of shares of the Company's Common Stock as of the close of business on August __, 2001 (the "Record Date"). Each Subscription Right also carries the right to oversubscribe at the Subscription Price for additional shares of Common Stock if available, and subject to proration if necessary. The Subscription Rights are described in the enclosed prospectus and evidenced by a Subscription Certificate registered in your name or in the name of your nominee.

      Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to 3.728 Subscription Rights for each one share of Common Stock owned by such beneficial owner on the record date. Stockholders will not receive fractional Subscription Rights, but instead Subscription Rights will be rounded up to the nearest whole Subscription Right.

      We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

      Enclosed are copies of the following documents:

      1.    Prospectus;

      2. Instructions for Use of Gunther International, Ltd. Subscription Certificates;

      3.    Form of Letter from Brokers or Other Nominees to Beneficial Owners;

      4.    Instructions by Beneficial Owners to Brokers or Other Nominees;

      5.    Form of Notice of Guaranteed Delivery; and


      6. Return envelope addressed to American Stock Transfer & Trust Company, as Subscription Agent.

      Your prompt action is requested. The Subscription Rights will expire at 5:00 p.m., New York City time, on September __, 2001 (as it may be extended, the "Expiration Date").

      To exercise Subscription Rights, properly completed and executed Subscription Certificates and payment in full for all Subscription Rights exercised must be delivered to the Subscription Agent as indicated in the prospectus prior to the Expiration Date, unless the guaranteed delivery procedures described in the prospectus are followed.

      Additional copies of the enclosed materials may be obtained by contacting Michael M. Vehlies, our Chief Financial Officer, at (860) 823-1427 or [name/title] at American Stock Transfer & Trust Company, at (800) ___-_____. or fax (___) ___-____ or at [email].

                             Sincerely,


                                       2